CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"



ANNUAL REPORT

564 W 700 S, Suite 401

Pleasant Grove, UT 84062

(801) 997-8667

https://www.clearwaterdistilling.com/

This Annual Report is dated May 8, 2024.

BUSINESS

Clear Water Distilling Company LLC (dba "Clear Water") is an experimental distillery that is not afraid to color outside the lines. Clear Water creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

Previous Offerings

Name: Voting Units
Type of security sold: Equity
Final amount sold: $0.01
Number of Securities Sold: 2,800,997
Use of proceeds: Founders Units
Date: April 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Units
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 299,999
Use of proceeds: Startup Funding
Date: April 23, 2018
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The company spent 2019 developing spirits, getting vendors, formula and bottle approval, installing the stills, and ramping up for production. That explains the large expenditures for the year. Bottle sales began in March of 2020.

Historical results and cash flows:

The company is now open for business, though the sales plan had to pivot because of the recent stay-at-home restrictions. In-person tasting room sales have been delayed as online sales/ e-commerce is happening sooner than expected. The spirits are available in 30 states through an online distributor, LibDib, and sales partner, SpeakeasyCo. The spirits industry is seeing record sales and this e-commerce is a great opportunity.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $29,785.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has $1,236,732 in long term debt as of 12/31/23.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO and Manager
Dates of Service: December, 2017 - Present
Responsibilities: Final Decisions, Manage External Issues, The Boss

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Units
Member Name: Matthew D Eau Claire
Amount and nature of Beneficial ownership: 1,801,000
Percent of class: 64.3

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 442,148 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 299,999 with a total of 299,999 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Crowdfunding Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

Voting Units

The amount of securities outstanding is 2,800,997.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the "Cause Call Right") by delivering a written notice to the applicable Member of the Company's intent to exercise its Cause Call Right not more than sixty (60) days after the Company's discovery of actions or inactions giving rise to the Company's exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member's Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that

Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no certain assurance that the Company will meet our projections. There can be no certain assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product. However, the Company will be endeavoring to execute in a way to hit those projections by ways of analyzing market conditions and investing in initiatives to realize a return on those conditions. The Company will also make decisions and moves to accommodate the given and changing market to present products in sufficient time and quantity to realize a profit. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for the Securities and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement. If the Company cannot raise sufficient funds it will not succeed The Company is offering Securities in the amount of up to $1.07 Million in this offering, and may close on any investments that are made. If it cannot raise a substantial portion of those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Securities an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the crowdfunding units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The number of suppliers (distilleries) is also growing at a tremendous rate, and the Company could become unnoticeable and obscured by the array of products in the marketplace. This could have a negative impact on sales and distribution opportunities. We are competing against other recreational activities Although we are a spirits company that caters to a select market, we do compete against other recreational activities such as cannabis. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Company was formed on April 23, 2018. Accordingly, the Company has a no operating history upon which an evaluation of its performance and future prospects can be made. Our proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the Securities. We are an early stage company and have limited revenue and operating history The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Company is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time** The alcoholic beverage industry is highly regulated by multiple local, state and federal agencies. The Alcohol and Tobacco Tax and Trade Bureau is the primary federal agency and it imposes the most federal regulations mostly around the calculation and submission of excise tax. There are 2 primary distribution methods for spirits distribution in the 50 states. "Three-tier" states and "Control" State. Three-tier states require that a distributor or wholesaler act between a supplier(distillery) and seller (bar/restaurant/retailer). As such, we will be required by law in those states to sell to a distributor/wholesaler. The distributor/wholesaler could possibly be a risk to our sales and distribution for that entire state as they may encounter financial difficulty, and any risk known to any company as well as the fact they may choose not to concentrate on selling our product. Also, some states, like Nevada have laws that prevent suppliers from changing distributors/wholesalers once a certain levels of sales has been hit. This presents a risk in that the distributor may then change their focus on selling our product. **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [members]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [members] and will have no such right. **An increase in alcoholic beverage excise taxes could adversely affect financial results.** The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers. **Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products.** If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for alcoholic beverages, including craft spirits, it would adversely impact the Company's sales and results of operations. There is no assurance that the craft spirit segment will experience growth in future periods. If the markets for beer, wine, cannabis, or flavored alcohol beverages continue to grow, this could draw consumers away from the spirit industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by spirit producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States. If craft spirits in general were to fall out of favor among domestic consumers, or if the domestic craft spirit industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 8, 2024.

CLEARWATER DISTILLING COMPANY LLC dba "Clear Water"

By   /s/ <u>*Matt Eau Claire*</u>

    Name: <u>Clear Water Distilling Co</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Clear Water Distilling Company

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-824,133.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1120 Accounts Receivable	-25,839.73
1005 Prepaid Expenses	1,200.00
1015.1 Prepaid Interest:Forward Finance Prepaid Interest	-727.79
1015.2 Prepaid Interest:OnDeck Cap Loan Prepaid Interest	-4,464.01
1250 Merchandise Inventory Retail Shop	2,418.47
1250.1 Merchandise Inventory Retail Shop:Cigars for Resale	-3,226.26
1250.2 Merchandise Inventory Retail Shop:Non-Tobacco Retail Merchandise	-5,387.64
1310 Inventory:Bottled Spirit	-99,472.44
1320 Inventory:Bulk Spirit	-69,795.63
1330 Inventory:Ingredients	1,354.12
1340 Inventory:Supplies	-32,770.38
1350 Inventory:WIP	-11,249.80
1410 Inventory Asset-1	0.00
1420 Uncategorized Asset	0.00
Inventory Asset	
1506 Other Machinery:Accumulated Depreciation Other Machinery	1,277.23
1511 Manufacturing Equipment:Accumulated Depreciation Manufacturing Equipment	2,142.87
1516 R & D Equip:Accumulated Depreciation R & D Equipment	915.57
1521 Leasehold Improvements:Accumulated Amortization Leasehold Improvements	11,017.68
1526 Office Equipment:Accumulated Depreciation Office Equipment	750.24
1528 Lab Equipment:Accumulated Depreciation Lab Equipment	183.09
1531 Diamond C Flatbed Trailer:Depreciation Diamond C Flatbed Trailer	1,412.13
1533 ULine Pallet Jack w/Scale:Depreciation ULine Pallet Jack w/Scale	375.50
1537 F350 Truck 2020:Depreciation F350 2020	12,498.80
1539 Skyline Industrial RO Filter:Depreciation Skyline Industrial RO Filter	375.50
1541 Canning Line:Depreciation	4,761.90
1606 Capital Lease 1 Items:Lease 1 Accumulated Depreciation	3,900.00
1608 Labeler TAL3100:Depreciation Labeler TAL3100	989.60
1611 Capital Lease 2 Items:Lease 2 Accumulated Depreciation	4,544.67
1616 Capital Lease 3 Items:Capital Lease 3 Accumulated Depreciation	9,631.14
2000 Accounts Payable	15,804.74
2100 Chase Visa	2,447.22
2106 Chase Visa:Matt Ink Visa (8675) Jan 21	-15,934.33
2212 Square Loan Dec 2021	-9,804.06
2213 Square Loan	10,565.90
2215 Employee Reimbursements Liability	17,802.81
2225 On Deck Capital Loan	-22,571.95
2230 Headway Capital Line of Credit	52,516.93
2235 Forward Finance Loan	72,244.36
2250 Eau Claire Loans to Clear Water	136,543.62
2270 Dave Fisher Loan	183,749.97
2280 David Pierson Convertible Note 23k	-441.04

Clear Water Distilling Company

Statement of Cash Flows

January - December 2022

	TOTAL
2550 Sales Tax Payable Utah	-6,817.80
Cap Lease current portion	-100.95
Cap Lease current portion 2	-175.83
Direct Deposit Payable	0.00
Gift Card Outstanding	15.07
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Co. HSA	-7,350.00
Payroll Liabilities:EMI Dental	-206.40
Payroll Liabilities:Employe HSA Contribution	9,550.00
Payroll Liabilities:Employer HSA Contribution	450.00
Payroll Liabilities:Federal Taxes (941/944)	3,073.52
Payroll Liabilities:Federal Unemployment (940)	64.75
Payroll Liabilities:Select Health	-640.67
Payroll Liabilities:UT Income Tax	1,343.57
Payroll Liabilities:UT Unemployment Tax	-877.40
Sales Tax Agency Payable	9,555.16
Sales Tax Agency Payable:Sales Tax Payable	-8,328.74
Square Gift Card	-361.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**248,932.13**
Net cash provided by operating activities	**$ -575,200.93**
INVESTING ACTIVITIES	
1505.1 Other Machinery:Cooler	-2,500.00
1525.4 Office Equipment:MacBook Air Space 2022 - David	-965.24
1540 Canning Line	-110,000.00
Net cash provided by investing activities	**$ -113,465.24**
FINANCING ACTIVITIES	
2310 Judy Metz Loan Shareholder Notes Payable	140,000.00
2311 Fred Metz Loan Shareholder Notes Payable	50,000.00
2315 Eau Claire Shareholder Notes Payable	25,000.00
2605 Capital Lease 1	-2,009.17
2610 Capital Lease 2	-8,990.12
2615 Capital Lease 3	5,958.07
2620 Capital Lease 4 Truck Forklift	81,920.00
2625 Balboa Capital Loan	102,494.80
2930 Common Stock Crowd Funding	211,419.86
2999 Opening Balance Equity	2,292.66
Start Engine Equity Issuance Cost	-19,449.35
Net cash provided by financing activities	**$588,636.75**
NET CASH INCREASE FOR PERIOD	**$ -100,029.42**
Cash at beginning of period	137,173.53
CASH AT END OF PERIOD	**$37,144.11**

I, __Matthew Eau Claire__ (Print Name), the __CEO__ (Principal Executive Officers) of __Clear Water Distilling Co__ (Company Name), hereby certify that the financial statements of __Clear Water Distilling Co__ (Company Name) and notes thereto for the periods ending __12/31/2022__ (first Fiscal Year End of Review) and __12/31/2023__ ____ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Company has not yet filed its federal tax return for the year.

If the company has not filed tax returns please replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 1, 2024__ (Date of Execution).



_____ (Signature)

__CEO_____ (Title)

__April 1, 2024_____ (Date)

Clear Water Distilling Company

Profit and Loss

January - December 2022

	TOTAL
Income	
3015 Sales - Retail Merchandise	622.00
3025 Other Revenue	
3026 Tours Income	13,884.77
Total 3025 Other Revenue	**13,884.77**
3100 Sales	500.00
3110 Distributor Spirit Sales Income	11,082.30
3115 Square Income	127,890.90
3116 Square Sales Shipping Income	30.00
3117 Misc Income	968.80
3118 Discounts & Promotions (Contra-Sales)	-21,295.30
3119 Sales of Product Income	11,417.88
3119.5 Bottled Spirit Income	454,143.55
3120 Bulk Spirit Income	66,000.00
Total 3100 Sales	**650,738.13**
3150 Sales of Cigars Income	3,203.90
Discount Income	-327.00
QuickBooks Payments Sales	741.20
Shipping Income	-82.06
Total Income	**$668,780.94**
Cost of Goods Sold	
4000 COGS	
4010 Bottled Spirit COGS	77,594.85
4020 Bulk Spirit COGS	530.00
4030 Inventory Adjustments	-9,847.82
4040 WIP Loss	16.51
Total 4000 COGS	**68,293.54**
4050 COGS - Cigars	2,232.86
4100 COGS - Merchandise for Resale	5,569.65
4110 Freight and Shipping Costs	18,788.60
4180 Merchant & E-Commerce Platform Account Fees	3,406.83
Cost of Goods Sold	45.03
Inventory Shrinkage	1,532.26
Total Cost of Goods Sold	**$99,868.77**
GROSS PROFIT	**$568,912.17**
Expenses	
2560 Federal Excise Tax	5,751.25
2570 State Excise Tax Utah	31,370.18
2571 Utah Tobacco Tax	4,878.60
6200 PRODUCTION EXPENSES	-92.00
6202 R & D Expense	278.11

Clear Water Distilling Company

Profit and Loss

January - December 2022

	TOTAL
6205 Continuing Education	98.72
6207 Fund Raising Expenses	59,711.12
6235 Barreled Storage	2,075.04
6255 Dues and Subscriptions	971.79
6270 Still & Manufacturing Parts	2,681.76
6280 Supplies- Consumable Warehouse	2,709.16
6285 Small Tools	2,198.06
6286 Repairs and Maintenance	2,114.01
6350 Janitorial Expense	1,772.74
6400 BOTTLING EXPENSE	830.71
6424 Labels	1,591.00
6800 FACILITY EXPENSE	250.61
6820 Utilities	23,138.57
6830 Rent Expense	78,741.90
7000 SELLING EXPENSE	7,354.78
7004 Samples / Marketing for Bars / Restaurants	292.19
7005 E-Commerce Marketing	95,505.67
7006 Local Marketing & Outreach	17,069.97
7007 Influencers & Sponsorships	17,398.24
7008 Event Expense	3,406.18
7009 Marketing Misc	12,828.44
7010 Marketing Asset Creation & Subscriptions	22,230.66
7011 Marketing Consultants	94,219.69
7012 Advertising/Promotional	2,002.81
7025 Distributor Expense	-410.00
7045 Internet & Website	11,553.11
7050 Shipping	10,426.89
7051 Packaging & Shipping Supplies	1,844.48
7052 Warehousing Expense	5,194.83
7065 Commissions	225.93
7070 Tasting Room Expenses	675.47
7071 Retail Space Expense	6,470.34
7072 Small Warehouse Furnishings	115.62
7125 Employee Benefits	2,075.41
7128 Charitable Contributions	61.21
7130 Travel & Lodging (G&A)	24.37
7131 TRAVEL	94.37
7131.1 Lodging & Transportation- Sales calls	11,455.86
7131.11 Personal Meals on Sales Trips	519.34
7131.2 Vendor Visits & Education	26,931.02
7131.21 Personal Meals on Vendor Visits & Education Trips	2,362.71
7131.22 Client / Vendor Meals on Vendor & Educational Visits	7,238.93
7131.3 Travel while hauling Freight	17,465.02

Clear Water Distilling Company

Profit and Loss

January - December 2022

	TOTAL
7131.31 Personal Meals on Freight Trips	1,722.36
Total 7131 TRAVEL	**67,789.61**
7134 Vehicle Expenses- gas, insurance, parking, maintenance, registration	1,400.59
7135 Meals	
7135.3 Meals with Employees /Staff Meetings	55.51
Total 7135 Meals	**55.51**
7139 Professional Development	350.00
7148 Computer & Internet Expenses	13,376.56
7155 Repairs & Maintenance (G&A)	958.35
7156 Bank Charges	6,448.87
7164 Insurance Expense	22,324.78
7169 Taxes - Other	100.00
7171 Worker's Comp Insurance	907.49
7175 Legal	8,147.50
7176 Professional Services	15,121.00
7178 Accounting	7,503.92
7180 Licenses & Permits	5,569.05
7181 Compliance	1,710.31
7182 Postage & Delivery	337.24
7183 Office Expenses & Supplies	1,997.85
7184 Telephone Expense	4,850.39
7199 Miscellaneous	189.00
7215 Expense Acct Employee Reimbursements	1,340.31
Competitions	
7003 Fees & Spirits costs	2,200.00
Total Competitions	**2,200.00**
Payroll Expenses	
Company Contributions	
Health Insurance	22,807.20
Total Company Contributions	**22,807.20**
Taxes	28,338.22
Wages	347,518.24
Total Payroll Expenses	**398,663.66**
QuickBooks Payments Fees	672.74
Square Fees	3,791.78
Uncategorized Expense-1	280.87
Total Expenses	**$1,097,725.00**
NET OPERATING INCOME	**$ -528,812.83**
Other Expenses	
5505 Depreciation Other Machinery	21,690.66
5510 Depreciation Manufacturing Equipment	20,218.68

Clear Water Distilling Company

Profit and Loss

January - December 2022

	TOTAL
5515 Depreciation R & D Equipment	915.57
5520 Amortization Leasehold Improvements	11,017.68
5525 Depreciation Office Equipment	750.24
5526 Depreciation Lab Equipment	183.09
8505 Interest Expense	240,544.31
9000 Ask My Accountant	0.00
Total Other Expenses	**$295,320.23**
NET OTHER INCOME	**$ -295,320.23**
NET INCOME	**$ -824,133.06**

Clear Water Distilling Company

Profit and Loss

January - December 2023

	TOTAL
Income	
3015 Sales - Retail Merchandise	1,435.42
3025 Other Revenue	300.00
3026 Tours Income	32,993.16
Total 3025 Other Revenue	**33,293.16**
3100 Sales	-15.00
3110 Distributor Spirit Sales Income	741.64
3115 Square Income	2,784.80
3116 Square Sales Shipping Income	215.75
3117 Misc Income	542.74
3119 Sales of Product Income	21,675.96
3119.5 Bottled Spirit Income	548,466.83
Total 3100 Sales	**574,412.72**
3150 Sales of Cigars Income	12,254.30
Discount Income	-2,245.58
QuickBooks Payments Sales	137.60
Total Income	**$619,287.62**
Cost of Goods Sold	
4000 COGS	
4010 Bottled Spirit COGS	149,284.37
4030 Inventory Adjustments	0.00
4040 WIP Loss	1,174.95
Total 4000 COGS	**150,459.32**
4050 COGS - Cigars	8,954.21
4100 COGS - Merchandise for Resale	12,286.41
4110 Freight and Shipping Costs	13,080.19
4120 Cost of Sales - Spirits	9,894.39
4180 Merchant & E-Commerce Platform Account Fees	23,034.51
Inventory Shrinkage	4,450.00
Total Cost of Goods Sold	**$222,159.03**
GROSS PROFIT	**$397,128.59**
Expenses	
2560 Federal Excise Tax	6,572.97
2570 State Excise Tax Utah	46,321.87
2571 Utah Tobacco Tax	2,945.46
2580 CA Excise Tax	428.60
6202 R & D Expense	245.00
6205 Continuing Education	10,036.29
6207 Fund Raising Expenses	1,019.36
6215 Competition Eval	801.57
6235 Barreled Storage	1,735.20

Clear Water Distilling Company

Profit and Loss

January - December 2023

	TOTAL
6255 Dues and Subscriptions	4,590.41
6270 Still & Manufacturing Parts	35.36
6280 Supplies- Consumable Warehouse	1,982.77
6285 Small Tools	363.24
6286 Repairs and Maintenance	4,156.47
6350 Janitorial Expense	3,270.58
6400 BOTTLING EXPENSE	756.23
6820 Utilities	18,086.19
6830 Rent Expense	93,366.27
6845 Cash Adjustments	13,331.97
7000 SELLING EXPENSE	7,283.95
7001 Sales Consultants	65,248.00
7004 Samples / Marketing for Bars / Restaurants	503.17
7005 E-Commerce Marketing	19,330.87
7006 Local Marketing & Outreach	63,811.87
7007 Influencers & Sponsorships	4,101.00
7008 Event Expense	24,824.88
7010 Marketing Asset Creation & Subscriptions	24,317.66
7011 Marketing Consultants	64,522.00
7012 Advertising/Promotional	64,966.44
7025 Distributor Expense	19,901.25
7026 Broker Expense	20,259.11
7045 Internet & Website	1,748.73
7050 Shipping	17,077.90
7051 Packaging & Shipping Supplies	1,167.62
7052 Warehousing Expense	12,318.95
7070 Tasting Room Expenses	3,377.73
7071 Retail Space Expense	9,042.46
7080 Merchant Card Services	269.21
7125 Employee Benefits	7,164.27
7128 Charitable Contributions	104.50
7131 TRAVEL	253.81
7131.1 Lodging & Transportation- Sales calls	10,197.38
7131.11 Personal Meals on Sales Trips	1,996.65
7131.2 Vendor Visits & Education	158.73
7131.21 Personal Meals on Vendor Visits & Education Trips	329.68
7131.3 Travel while hauling Freight	610.54
7131.31 Personal Meals on Freight Trips	40.00
Total 7131 TRAVEL	**13,586.79**
7134 Vehicle Expenses- gas, insurance, parking, maintenance, registration	8,441.75
7135 Meals	
7135.3 Meals with Employees /Staff Meetings	218.40
Total 7135 Meals	**218.40**

Clear Water Distilling Company

Profit and Loss
January - December 2023

	TOTAL
7148 Computer & Internet Expenses	10,480.78
7155 Repairs & Maintenance (G&A)	0.00
7156 Bank Charges	3,400.73
7164 Insurance Expense	11,506.02
7165 General Liability Insurance	4,571.74
Total 7164 Insurance Expense	**16,077.76**
7171 Worker's Comp Insurance	1,935.56
7175 Legal	10,054.99
7178 Accounting	5,198.08
7180 Licenses & Permits	4,983.60
7181 Compliance	269.12
7183 Office Expenses & Supplies	4,408.57
7184 Telephone Expense	8,147.37
7215 Expense Acct Employee Reimbursements	0.00
Competitions	1,035.00
7003 Fees & Spirits costs	1,336.50
Total Competitions	**2,371.50**
Deferred Compensation Expense	770,243.00
Payroll Expenses	
Company Contributions	
Health Insurance	28,600.01
Total Company Contributions	**28,600.01**
Taxes	30,912.52
Wages	329,206.73
Total Payroll Expenses	**388,719.26**
Square Fees	29,439.34
Total Expenses	**$1,919,363.98**
NET OPERATING INCOME	**$ -1,522,235.39**
Other Income	
8710 Other Income	400.00
Total Other Income	**$400.00**
Other Expenses	
5505 Depreciation Other Machinery	37,120.49
5510 Depreciation Manufacturing Equipment	20,218.68
5515 Depreciation R & D Equipment	915.57
5520 Amortization Leasehold Improvements	11,538.83
5525 Depreciation Office Equipment	858.74
5526 Depreciation Lab Equipment	183.09
8505 Interest Expense	205,650.36

Clear Water Distilling Company

Profit and Loss

January - December 2023

	TOTAL
9000 Ask My Accountant	1,521.57
Total Other Expenses	**$278,007.33**
NET OTHER INCOME	**$ -277,607.33**
NET INCOME	**$ -1,799,842.72**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Business Checking	28,462.83
1001 Savings	0.00
1013 Petty Cash	106.76
1050 Savings for Taxes	64.66
QuickBooks Checking Account	-82.75
Total Bank Accounts	**$28,551.50**
Accounts Receivable	
1120 Accounts Receivable	34,212.90
Total Accounts Receivable	**$34,212.90**
Other Current Assets	
1005 Prepaid Expenses	-1,200.00
1015 Prepaid Interest	
1015.1 Forward Finance Prepaid Interest	727.79
1015.2 OnDeck Cap Loan Prepaid Interest	4,464.01
Total 1015 Prepaid Interest	**5,191.80**
1250 Merchandise Inventory Retail Shop	779.28
1250.1 Cigars for Resale	4,110.89
1250.2 Non-Tobacco Retail Merchandise	5,387.64
Total 1250 Merchandise Inventory Retail Shop	**10,277.81**
1300 Inventory	
1310 Bottled Spirit	145,025.30
1320 Bulk Spirit	158,313.67
1330 Ingredients	5,835.73
1340 Supplies	56,365.06
1350 WIP	11,249.80
Total 1300 Inventory	**376,789.56**
1410 Inventory Asset-1	0.00
1420 Uncategorized Asset	0.00
1450 Undeposited Funds	8,592.61
Allowance for Bad Debts	-8,373.17
Inventory Asset	
Total Other Current Assets	**$391,278.61**
Total Current Assets	**$454,043.01**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
Fixed Assets	
1500 Furniture & Fixtures	0.00
1505 Other Machinery	10,082.66
1505.1 Cooler	2,500.00
1506 Accumulated Depreciation Other Machinery	-3,868.92
Total 1505 Other Machinery	**8,713.74**
1510 Manufacturing Equipment	35,500.06
1511 Accumulated Depreciation Manufacturing Equipment	-4,642.74
Total 1510 Manufacturing Equipment	**30,857.32**
1515 R & D Equip	0.00
1516 Accumulated Depreciation R & D Equipment	-915.57
Total 1515 R & D Equip	**-915.57**
1520 Leasehold Improvements	55,088.39
1521 Accumulated Amortization Leasehold Improvements	-24,752.69
Total 1520 Leasehold Improvements	**30,335.70**
1525 Office Equipment	0.00
1525.1 MacBook Air Gold 2020 Steph	1,616.89
1525.2 MacBook Air Space Grey 2020 Matt	1,616.89
1525.3 MacBook Air Space Grey 2020 John	1,017.91
1525.4 MacBook Air Space 2022 - David	965.24
1526 Accumulated Depreciation Office Equipment	-1,053.93
Total 1525 Office Equipment	**4,163.00**
1527 Lab Equipment	1,281.65
1528 Accumulated Depreciation Lab Equipment	-563.93
Total 1527 Lab Equipment	**717.72**
1530 Diamond C Flatbed Trailer	8,060.66
1531 Depreciation Diamond C Flatbed Trailer	-2,235.87
Total 1530 Diamond C Flatbed Trailer	**5,824.79**
1532 ULine Pallet Jack w/Scale	1,877.49
1533 Depreciation ULine Pallet Jack w/Scale	-594.54
Total 1532 ULine Pallet Jack w/Scale	**1,282.95**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
1536 F350 Truck 2020	63,494.00
1537 Depreciation F350 2020	-17,706.63
Total 1536 F350 Truck 2020	**45,787.37**
1538 Skyline Industrial RO Filter	7,435.47
1539 Depreciation Skyline Industrial RO Filter	-995.12
Total 1538 Skyline Industrial RO Filter	**6,440.35**
1540 Canning Line	110,000.00
1541 Depreciation	-4,761.90
Total 1540 Canning Line	**105,238.10**
1605 Capital Lease 1 Items	
1605.1 Still Dragon 200L	22,865.00
1605.2 8 inch Gin Basket	2,135.00
1605.3 Digital Thermometers	549.50
1606 Lease 1 Accumulated Depreciation	-15,400.00
Total 1605 Capital Lease 1 Items	**10,149.50**
1607 Labeler TAL3100	4,948.00
1608 Depreciation Labeler TAL3100	-1,237.00
Total 1607 Labeler TAL3100	**3,711.00**
1610 Capital Lease 2 Items	
1610.1 Ernest Fermenter	2,500.00
1610.2 FScott Fermenter	2,500.00
1610.3 Jupiter Mash Tun	3,500.00
1610.4 380 L Still (100 Gallon)	11,812.50
1610.5 Pump Truck	2,850.00
1610.6 Heating Elements	2,065.00
1610.7 Two Distillery Hoses 5 foot	777.28
1610.8 Two Distillery Hoses 20 foot	1,468.55
1611 Lease 2 Accumulated Depreciation	-18,848.90
Total 1610 Capital Lease 2 Items	**8,624.43**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
1615 Capital Lease 3 Items	
1615.1 Water Defender 2,000GPM RO System	7,091.47
1615.2 MXD Process Tote Mixer	2,015.38
1615.3 15BBL Fermenter Edgar	7,000.00
1615.4 15 BBL Fermenter Maya	7,000.00
1615.5 Slot Floor Drain & Install	26,785.42
1616 Capital Lease 3 Accumulated Depreciation	-16,724.72
Total 1615 Capital Lease 3 Items	**33,167.55**
Total Fixed Assets	**$294,097.95**
Other Assets	
Security Deposits	6,000.00
suspense account	0.07
Total Other Assets	**$6,000.07**
TOTAL ASSETS	**$754,141.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	69,294.73
Total Accounts Payable	**$69,294.73**
Credit Cards	
2100 Chase Visa	6,405.42
2101 Stephanie Chase Ink Bus Visa	0.00
2102 James Ink Visa (9797)	0.00
2103 Matt Chase Ink Bus Visa	0.00
2104 Matt Eau Claire Visa Credit Card	0.00
2106 Matt Ink Visa (8675) Jan 21	43,006.86
2107 Stephanie Ink Visa (8916) Feb 15	0.00
2108 Ramona Ink Visa (6708)	0.00
2109 John Ink Visa (2480)	0.00
Total 2100 Chase Visa	**49,412.28**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$49,412.28**
Other Current Liabilities	
2210 Square Loan June 2021	0.00
2211 Square Loan July 2021	0.00
2212 Square Loan Dec 2021	0.00
2213 Square Loan	10,565.90
2215 Employee Reimbursements Liability	18,410.23
2225 On Deck Capital Loan	25,210.66
2230 Headway Capital Line of Credit	69,430.42
2235 Forward Finance Loan	72,244.36
2250 Eau Claire Loans to Clear Water	147,989.34
2260 Nate Farnsworth Loan to Clear Water	0.00
2270 Dave Fisher Loan	183,749.97
2280 David Pierson Convertible Note 23k	21,543.47
2550 Sales Tax Payable Utah	-9,689.97
Cap Lease current portion	6,791.80
Cap Lease current portion 2	5,762.87
Cap Lease current portion 3	7,208.68
Direct Deposit Payable	871.02
Gift Card Outstanding	15.07
On Deck current portion	77,546.32
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Co. HSA	-8,145.00
EMI Dental	-206.40
Employe HSA Contribution	10,550.00
Employee HSA Contribution	0.00
Employer HSA Contribution	450.00
Federal Taxes (941/944)	2,163.55
Federal Unemployment (940)	365.18
Select Health	-3,271.85
UT Income Tax	4,937.46
UT Unemployment Tax	-204.43
Total Payroll Liabilities	**6,638.51**
Sales Tax Agency Payable	24,046.01
Sales Tax Payable	-17,455.55
Total Sales Tax Agency Payable	**6,590.46**
Square Gift Card	1,159.44
Total Other Current Liabilities	**$652,038.55**
Total Current Liabilities	**$770,745.56**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
2310 Judy Metz Loan Shareholder Notes Payable	140,000.00
2311 Fred Metz Loan Shareholder Notes Payable	50,000.00
2315 Eau Claire Shareholder Notes Payable	25,000.00
2605 Capital Lease 1	4,071.20
2610 Capital Lease 2	11,637.13
2615 Capital Lease 3	40,733.44
2620 Capital Lease 4 Truck Forklift	81,920.00
2625 Balboa Capital Loan	102,494.80
Total Long-Term Liabilities	**$455,856.57**
Total Liabilities	**$1,226,602.13**
Equity	
2920 Fred & Judy Metz Equity	100,000.00
2930 Common Stock Crowd Funding	1,321,807.71
2980 Retained Earnings	-896,307.39
2999 Opening Balance Equity	2,292.66
Debt to equity conversion	3,000.00
Start Engine Equity Issuance Cost	-179,121.02
Net Income	-824,133.06
Total Equity	**$ -472,461.10**
TOTAL LIABILITIES AND EQUITY	**$754,141.03**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Business Checking	27,932.29
1001 Savings	0.00
1002 MHW Checking	153.93
1013 Petty Cash	1,699.11
1050 Savings for Taxes	0.00
QuickBooks Checking Account	0.00
Total Bank Accounts	**$29,785.33**
Accounts Receivable	
1120 Accounts Receivable	44,856.66
Total Accounts Receivable	**$44,856.66**
Other Current Assets	
1005 Prepaid Expenses	11,998.81
1015 Prepaid Interest	
1015.1 Forward Finance Prepaid Interest	0.00
1015.2 OnDeck Cap Loan Prepaid Interest	5,022.39
1015.3 Prepaid Interest - CFS	9,565.26
1015.5 Prepaid Interest - Blue Bridge	14,339.53
Total 1015 Prepaid Interest	**28,927.18**
1250 Merchandise Inventory Retail Shop	0.00
1250.1 Cigars for Resale	3,105.08
1250.2 Non-Tobacco Retail Merchandise	6,552.80
1250.3 Apparel for Resale	4,552.46
Total 1250 Merchandise Inventory Retail Shop	**14,210.34**
1300 Inventory	
1310 Bottled Spirit	192,925.42
1320 Bulk Spirit	9,691.01
1330 Ingredients	6,038.84
1340 Supplies	21,239.77
1350 WIP	41,424.48
Total 1300 Inventory	**271,319.52**
1410 Inventory Asset-1	0.00
1420 Uncategorized Asset	0.00
1450 Undeposited Funds	1,300.89
Allowance for Bad Debts	-8,373.17
Inventory Asset	
Total Other Current Assets	**$319,383.57**
Total Current Assets	**$394,025.56**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
Fixed Assets	
1500 Furniture & Fixtures	0.00
1505 Other Machinery	10,082.66
1505.1 Cooler	2,500.00
1505.2 Brother PRS100 Embroidery Machine	3,500.00
1506 Accumulated Depreciation Other Machinery	-5,896.21
Total 1505 Other Machinery	**10,186.45**
1510 Manufacturing Equipment	35,500.06
1511 Accumulated Depreciation Manufacturing Equipment	-6,785.61
Total 1510 Manufacturing Equipment	**28,714.45**
1515 R & D Equip	0.00
1516 Accumulated Depreciation R & D Equipment	-1,831.14
Total 1515 R & D Equip	**-1,831.14**
1520 Leasehold Improvements	63,843.39
1521 Accumulated Amortization Leasehold Improvements	-36,291.52
Total 1520 Leasehold Improvements	**27,551.87**
1525 Office Equipment	0.00
1525.1 MacBook Air Gold 2020 Steph	1,616.89
1525.2 MacBook Air Space Grey 2020 Matt	1,616.89
1525.3 MacBook Air Space Grey 2020 John	1,017.91
1525.4 MacBook Air Space 2022 - David	0.00
1525.5 Apple laptop 08/29/23	1,857.83
1525.6 Steph's new MacBook Pro	3,420.20
1526 Accumulated Depreciation Office Equipment	-1,912.67
Total 1525 Office Equipment	**7,617.05**
1527 Lab Equipment	1,281.65
1528 Accumulated Depreciation Lab Equipment	-747.02
Total 1527 Lab Equipment	**534.63**
1530 Diamond C Flatbed Trailer	8,060.66
1531 Depreciation Diamond C Flatbed Trailer	-3,648.00
Total 1530 Diamond C Flatbed Trailer	**4,412.66**
1532 ULine Pallet Jack w/Scale	1,877.49
1533 Depreciation ULine Pallet Jack w/Scale	-970.04
Total 1532 ULine Pallet Jack w/Scale	**907.45**
1534 High Country Enclosed Trailer 18'	24,592.70
1535 Depreciation High Country Enclosed Trailer	-1,171.08
Total 1534 High Country Enclosed Trailer 18'	**23,421.62**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
1536 F350 Truck 2020	63,494.00
1537 Depreciation F350 2020	-30,205.43
Total 1536 F350 Truck 2020	**33,288.57**
1538 Skyline Industrial RO Filter	7,435.47
1539 Depreciation Skyline Industrial RO Filter	-1,370.62
Total 1538 Skyline Industrial RO Filter	**6,064.85**
1540 Canning Line	110,000.00
1541 Depreciation	-19,047.61
Total 1540 Canning Line	**90,952.39**
1545 Blue Bridge loan items	0.00
1545.1 New XpressFill 460, 4 Bottle Filling System for High Proof Spirits	3,233.86
1545.2 CIP Cart	9,900.00
1545.3 1.5KW XP Pump Cart	3,965.00
1545.4 Chiller - 2" TC	7,500.00
1545.5 Glidetech Hose - 2" TC x 12'	445.00
1545.6 Nitrogen Doser - Art Model	14,000.00
1545.7 Tosa Mecc Foil Spinner	3,241.59
1546 Blue Bridge depreciation	-3,984.88
Total 1545 Blue Bridge loan items	**38,300.57**
1605 Capital Lease 1 Items	
1605.1 Still Dragon 200L	22,865.00
1605.2 8 inch Gin Basket	2,135.00
1605.3 Digital Thermometers	549.50
1606 Lease 1 Accumulated Depreciation	-19,300.00
Total 1605 Capital Lease 1 Items	**6,249.50**
1607 Labeler TAL3100	9,912.00
1608 Depreciation Labeler TAL3100	-2,226.60
Total 1607 Labeler TAL3100	**7,685.40**
1610 Capital Lease 2 Items	
1610.1 Ernest Fermenter	2,500.00
1610.2 FScott Fermenter	2,500.00
1610.3 Jupiter Mash Tun	3,500.00
1610.4 380 L Still (100 Gallon)	11,812.50
1610.5 Pump Truck	2,850.00
1610.6 Heating Elements	2,065.00
1610.7 Two Distillery Hoses 5 foot	777.28
1610.8 Two Distillery Hoses 20 foot	1,468.55
1611 Lease 2 Accumulated Depreciation	-23,393.57
Total 1610 Capital Lease 2 Items	**4,079.76**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
1615 Capital Lease 3 Items	
1615.1 Water Defender 2,000GPM RO System	7,091.47
1615.2 MXD Process Tote Mixer	2,015.38
1615.3 15BBL Fermenter Edgar	7,000.00
1615.4 15 BBL Fermenter Maya	7,000.00
1615.5 Slot Floor Drain & Install	26,785.42
1616 Capital Lease 3 Accumulated Depreciation	-26,355.86
Total 1615 Capital Lease 3 Items	**23,536.41**
Total Fixed Assets	**$311,672.49**
Other Assets	
Security Deposits	6,000.00
suspense account	0.07
Total Other Assets	**$6,000.07**
TOTAL ASSETS	**$711,698.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	56,062.06
Total Accounts Payable	**$56,062.06**
Credit Cards	
2100 Chase Visa	0.00
2101 Stephanie Chase Ink Bus Visa	238.49
2102 James Ink Visa (9797)	4,044.70
2103 Matt Chase Ink Bus Visa	0.00
2104 Matt Eau Claire Visa Credit Card	0.00
2105 Allison Chase Ink Visa	7,809.24
2106 Matt Ink Visa (8675) Jan 21	-211,102.88
2107 Stephanie Ink Visa (8916) Feb 15	173,666.55
2108 Ramona Ink Visa (6708)	0.00
2109 John Ink Visa (2480)	57,820.78
Total 2100 Chase Visa	**32,476.88**
Total Credit Cards	**$32,476.88**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
Other Current Liabilities	
2210 Square Loan June 2021	0.00
2211 Square Loan July 2021	0.00
2212 Square Loan Dec 2021	0.00
2213 Square Loan	61,880.86
2214 Bridge Business Loan	0.00
2215 Employee Reimbursements Liability	9,339.22
2225 On Deck Capital Loan	72,031.90
2230 Headway Capital Line of Credit	75,473.82
2235 Forward Finance Loan	0.00
2240 CFS Financial LLC	47,590.00
2250 Eau Claire Loans to Clear Water	130,126.79
2260 Nate Farnsworth Loan to Clear Water	0.00
2270 Dave Fisher Loan	183,749.97
2275 Craig Rollins Loan	6,500.00
2280 David Pierson Convertible Note 23k	21,543.47
2550 Sales Tax Payable Utah	-5,745.78
Cap Lease current portion	0.00
Cap Lease current portion 2	0.00
Cap Lease current portion 3	0.00
Direct Deposit Payable	871.02
Gift Card Outstanding	-484.93
On Deck current portion	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Co. HSA	-391.00
EMI Dental	-2.65
Employe HSA Contribution	1,488.00
Employee HSA Contribution	0.00
Employer HSA Contribution	2,250.00
Federal Taxes (941/944)	2,666.05
Federal Unemployment (940)	565.69
Select Health	-3,072.85
UT Income Tax	4,964.14
UT Unemployment Tax	282.44
Total Payroll Liabilities	**8,749.82**
Sales Tax Agency Payable	51,546.15
Sales Tax Payable	-47,754.18
Total Sales Tax Agency Payable	**3,791.97**
Square Gift Card	2,050.89
Total Other Current Liabilities	**$617,469.02**
Total Current Liabilities	**$706,007.96**

Clear Water Distilling Company

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
2310 Judy Metz Loan Shareholder Notes Payable	96,750.00
2311 Fred Metz Loan Shareholder Notes Payable	96,750.00
2315 Eau Claire Shareholder Notes Payable	25,000.00
2320 Deferred Compensation Liability	770,243.00
2605 Capital Lease 1	639.00
2610 Capital Lease 2	7,424.00
2615 Capital Lease 3	32,868.00
2620 Capital Lease 4 Truck Forklift	52,565.32
2625 Balboa Capital Loan	102,082.05
2630 Blue Bridge Equip Loan	52,410.16
Total Long-Term Liabilities	**$1,236,731.53**
Total Liabilities	**$1,942,739.49**
Equity	
2920 Fred & Judy Metz Equity	100,000.00
2930 Common Stock Crowd Funding	1,322,254.91
2980 Retained Earnings	-1,720,440.45
2999 Opening Balance Equity	0.00
Debt to equity conversion	3,000.00
SAFE Notes	
SAFE Note - Metz	1,045,000.00
Total SAFE Notes	**1,045,000.00**
Start Engine Equity Issuance Cost	-181,013.11
Net Income	-1,799,842.72
Total Equity	**$ -1,231,041.37**
TOTAL LIABILITIES AND EQUITY	**$711,698.12**

Clear Water Distilling Company

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,799,842.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1120 Accounts Receivable	-10,643.76
1005 Prepaid Expenses	-13,198.81
1015.1 Prepaid Interest:Forward Finance Prepaid Interest	727.79
1015.2 Prepaid Interest:OnDeck Cap Loan Prepaid Interest	-558.38
1015.3 Prepaid Interest:Prepaid Interest - CFS	-9,565.26
1015.5 Prepaid Interest:Prepaid Interest - Blue Bridge	-14,339.53
1250 Merchandise Inventory Retail Shop	779.28
1250.1 Merchandise Inventory Retail Shop:Cigars for Resale	1,005.81
1250.2 Merchandise Inventory Retail Shop:Non-Tobacco Retail Merchandise	-1,165.16
1250.3 Merchandise Inventory Retail Shop:Apparel for Resale	-4,552.46
1310 Inventory:Bottled Spirit	-47,900.12
1320 Inventory:Bulk Spirit	148,622.66
1330 Inventory:Ingredients	-203.11
1340 Inventory:Supplies	35,125.29
1350 Inventory:WIP	-30,174.68
1506 Other Machinery:Accumulated Depreciation Other Machinery	2,027.29
1511 Manufacturing Equipment:Accumulated Depreciation Manufacturing Equipment	2,142.87
1516 R & D Equip:Accumulated Depreciation R & D Equipment	915.57
1521 Leasehold Improvements:Accumulated Amortization Leasehold Improvements	11,538.83
1526 Office Equipment:Accumulated Depreciation Office Equipment	858.74
1528 Lab Equipment:Accumulated Depreciation Lab Equipment	183.09
1531 Diamond C Flatbed Trailer:Depreciation Diamond C Flatbed Trailer	1,412.13
1533 ULine Pallet Jack w/Scale:Depreciation ULine Pallet Jack w/Scale	375.50
1535 High Country Enclosed Trailer 18':Depreciation High Country Enclosed Trailer	1,171.08
1537 F350 Truck 2020:Depreciation F350 2020	12,498.80
1539 Skyline Industrial RO Filter:Depreciation Skyline Industrial RO Filter	375.50
1541 Canning Line:Depreciation	14,285.71
1606 Capital Lease 1 Items:Lease 1 Accumulated Depreciation	3,900.00
1608 Labeler TAL3100:Depreciation Labeler TAL3100	989.60
1611 Capital Lease 2 Items:Lease 2 Accumulated Depreciation	4,544.67
1616 Capital Lease 3 Items:Capital Lease 3 Accumulated Depreciation	9,631.14
2000 Accounts Payable	-13,232.67
2100 Chase Visa	-6,405.42
2101 Chase Visa:Stephanie Chase Ink Bus Visa	238.49
2102 Chase Visa:James Ink Visa (9797)	4,044.70
2105 Chase Visa:Allison Chase Ink Visa	7,809.24
2106 Chase Visa:Matt Ink Visa (8675) Jan 21	-254,109.74
2107 Chase Visa:Stephanie Ink Visa (8916) Feb 15	173,666.55
2109 Chase Visa:John Ink Visa (2480)	57,820.78
2213 Square Loan	51,314.96
2214 Bridge Business Loan	0.00
2215 Employee Reimbursements Liability	-9,071.01

	TOTAL
2225 On Deck Capital Loan	46,821.24
2230 Headway Capital Line of Credit	6,043.40
2235 Forward Finance Loan	-72,244.36
2240 CFS Financial LLC	47,590.00
2250 Eau Claire Loans to Clear Water	-17,862.55
2275 Craig Rollins Loan	6,500.00
2550 Sales Tax Payable Utah	3,944.19
Cap Lease current portion	-6,791.80
Cap Lease current portion 2	-5,762.87
Cap Lease current portion 3	-7,208.68
Direct Deposit Payable	0.00
Gift Card Outstanding	-500.00
On Deck current portion	-77,546.32
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Co. HSA	7,754.00
Payroll Liabilities:EMI Dental	203.75
Payroll Liabilities:Employe HSA Contribution	-9,062.00
Payroll Liabilities:Employer HSA Contribution	1,800.00
Payroll Liabilities:Federal Taxes (941/944)	502.50
Payroll Liabilities:Federal Unemployment (940)	200.51
Payroll Liabilities:Select Health	199.00
Payroll Liabilities:UT Income Tax	26.68
Payroll Liabilities:UT Unemployment Tax	486.87
Sales Tax Agency Payable	27,500.14
Sales Tax Agency Payable:Sales Tax Payable	-30,298.63
Square Gift Card	891.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**56,072.48**
Net cash provided by operating activities	**$ -1,743,770.24**
INVESTING ACTIVITIES	
1505.2 Other Machinery:Brother PRS100 Embroidery Machine	-3,500.00
1520 Leasehold Improvements	-8,755.00
1525.4 Office Equipment:MacBook Air Space 2022 - David	965.24
1525.5 Office Equipment:Apple laptop 08/29/23	-1,857.83
1525.6 Office Equipment:Steph's new MacBook Pro	-3,420.20
1534 High Country Enclosed Trailer 18'	-24,592.70
1545 Blue Bridge loan items	0.00
1545.1 Blue Bridge loan items:New XpressFill 460, 4 Bottle Filling System for High Proof Spirits	-3,233.86
1545.2 Blue Bridge loan items:CIP Cart	-9,900.00
1545.3 Blue Bridge loan items:1.5KW XP Pump Cart	-3,965.00
1545.4 Blue Bridge loan items:Chiller - 2" TC	-7,500.00
1545.5 Blue Bridge loan items:Glidetech Hose - 2" TC x 12'	-445.00
1545.6 Blue Bridge loan items:Nitrogen Doser - Art Model	-14,000.00
1545.7 Blue Bridge loan items:Tosa Mecc Foil Spinner	-3,241.59
1546 Blue Bridge loan items:Blue Bridge depreciation	3,984.88

Clear Water Distilling Company

Statement of Cash Flows

January - December 2023

	TOTAL
1607 Labeler TAL3100	-4,964.00
Net cash provided by investing activities	**$ -84,425.06**
FINANCING ACTIVITIES	
2310 Judy Metz Loan Shareholder Notes Payable	-43,250.00
2311 Fred Metz Loan Shareholder Notes Payable	46,750.00
2320 Deferred Compensation Liability	770,243.00
2605 Capital Lease 1	-3,432.20
2610 Capital Lease 2	-4,213.13
2615 Capital Lease 3	-7,865.44
2620 Capital Lease 4 Truck Forklift	-29,354.68
2625 Balboa Capital Loan	-412.75
2630 Blue Bridge Equip Loan	52,410.16
2930 Common Stock Crowd Funding	447.20
2999 Opening Balance Equity	-2,292.66
SAFE Notes:SAFE Note - Metz	1,045,000.00
Start Engine Equity Issuance Cost	-1,892.09
Net cash provided by financing activities	**$1,822,137.41**
NET CASH INCREASE FOR PERIOD	**$ -6,057.89**
Cash at beginning of period	37,144.11
CASH AT END OF PERIOD	**$31,086.22**

	Common stock			Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Deficit
	Amount							
Inception Initial Investment				100,000		-		100,000
Start Engine Raise 1 after Issuance Cost	953,716							953,716
Net Income(Loss)	-			-		-896,307		-896,307
31-Dec-21	$953,716			100,000		-$896,307		$157,409
Additional Equity after SE Issuance Cost	$194,263					-		194,263
Net Income(Loss)	-			-		-824,133		-824,133
31-Dec-22	$1,147,979			$100,000		-$1,720,440		-$472,461
New Investment Conv Note				1,045,000				1,045,000
SE Issuance Cost	-$3,737					-		-3,737
Net Income(Loss)	-			-		-1,799,843		-1,799,843
31-Dec-23	$1,144,242			$1,145,000		-$3,520,283		-$1,231,041

NOTE 1 – NATURE OF OPERATIONS

Clearwater Distilling Company LLC was formed on October 1, 2019 ("Inception") in the State of Utah. The financial statements of Clearwater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lehi, Utah.

Clearwater Distilling Company LLC is a distillery that creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its products upon receipt of payment or upon receipt of an order when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Utah state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Entity	Balance 12/31/23
Square Loan	61,880.86
On Deck Capital Loan	72,031.90
Headway Capital Line of Credit	75,473.82
CFS Financial LLC	47,590.00
Dave Fisher Loan	183,749.97
David Pierson Convertible Note 23k	21,543.47

Capital Lease 3	32,868.00
Capital Lease 4 Truck Forklift	52,565.32
Balboa Capital Loan	102,082.05
Blue Bridge Equip Loan	52,410.16

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Membership Units
We have authorized and issued 3,700,589 Membership Units, 2,843,497 of which are Voting Units, 406,499 are Non Voting Units and 450,593 are Crowdfunding units.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has several loans from related parties as shown below:

Related Party	Amount
Eau Claire Loans to Clear Water	136,226.79
Judy Metz Loan Shareholder Notes Payable	96,750.00
Fred Metz Loan Shareholder Notes Payable	96,750.00
Eau Claire Shareholder Notes Payable	25,000.00

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 throughApril 15, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Matt Eau Claire, Principal Executive Officer of CLEARWATER DISTILLING COMPANY LLC dba "Clear Water", hereby certify that the financial statements of CLEARWATER DISTILLING COMPANY LLC dba "Clear Water" included in this Report are true and complete in all material respects.

Matt Eau Claire

CEO